

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Hunter Horsley
President
Bitwise 10 Crypto Index Fund
400 Montgomery Street, Suite 600
San Francisco, CA 94111

> **Re:** **Bitwise 10 Crypto Index Fund**
> **Registration Statement on Form 10**
> **Exhibit Nos. 10.1 and 10.4**
> **Filed April 23, 2021**
> **File No. 000-56270**

Dear Mr. Horsley:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance